Exhibit 12.1

UR-ENERGY INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three
	Months
	Ended
	March 31,	Years ended December 31,
	2020	2019	2018	2017	2016	2015
Income (loss) from continuing operations before provision for income taxes per statement of income	(3,641)	(8,418)	4,534	76	(3,027)	(4,110)
Add:
Interest on indebtedness	179	779	1,050	1,321	1,827	2,385
Amortization of debt origination costs	17	108	121	121	152	177
Accretion	144	577	508	527	534	515
Income (loss) as defined	(3,301)	(6,954)	6,213	2,045	(514)	(1,033)

Interest on indebtedness	179	779	1050	1,321	1,827	2,385
Amortization of debt origination costs	17	108	121	121	152	177
Accretion	144	577	508	527	534	515
Fixed Charges	340	1,464	1,679	1,969	2,513	3,077

Ratio of earnings to fixed charges (1)	*	*	3.7	1.0	*	*

(1) We did not have earnings for the three months ended March 31, 2020, or for the years ended 2019, 2016, and 2015. Accordingly, we have no ratio of earnings to fixed charges to illustrate for such periods.